

WOLFBERRY CONVENTIONAL RESOURCE PLAY
AND
SPRABERRY DEVELOPMENT

(PERMIAN BASIN)



Where is the Wolfberry Located?

The Wolfberry trend is regionally located in the Midland Basin, a part of the prolific West Texas Permian Basin.

Permian Basin Facts:

- Second Largest producing oil and gas region in the US.
- Underlies SE New Mexico and W. Texas (250 miles wide and 300 miles long).
- Multiple producing horizons.
- Over 340 rigs currently drilling (150 Wolfberry wells drilling).

Basin & Plays in Texas


The basins and selected fields that continue to dominate activity in Texas.
Cleveland Sand
Anadarko Basin
Permian Basin
Wolfberry
Bone Spring Formation
Marathon Thrust Belt
Val Verde Basin
Fort Worth Basin
Barnett Shale
East Texas Basin
Sabine Uplift
West Flank
James Lime
Brookeland, Austin Chalk
Gulf Coast Basin
Maverick Basin
Edwards Reef
South Texas Tertiary, Cretaceous
Graphic courtesy of Jackson School of Geosciences



What is the Wolfberry?

The term "Wolfberry" trend is used to characterize the completion method of perforating, fracture stimulating and comingling for production, the various Spraberry and Wolfcamp intervals and more recently deeper intervals, including the Strawn and **Mississippian**.

Contributing Reservoirs Include:

Spraberry Facts:

• 1.3 Billon BO produced, 18,842 wells, 68 MBO/well average.
• Spraberry is the 5th largest oil field in the US onshore.

Wolfcamp Facts:

• 3.37 TCF & 590 MMBO produced in Texas since 1951
• 4292 total wells, 2072 active wells, 785 MMCF & 137 MBO/well average

Wolfberry Play
Midland Basin, Texas



Source: IHS Energy, 2008



Today's Wolfberry Evolution (2007-2010)

- The costs to drill and complete have decreased as operators have focused on reducing drilling time and implementing
- Implementing advanced fracture stimulation technology to increase Initial Potential Rate and over-all well performance.
- Operators have begun perforating more intervals within the Spraberry and Wolfcamp sections,
- Drilling deeper, in order to add additional potential hydrocarbon producing zones, including the Strawn and Mississippian (Atoka).

This is a "Rate of Return Play":

- Incremental reserves and constant cost maintenance are extremely important.
- Increased number of potential contributing zones, each incremental increase in reserve potential is economically significant.

- **Approximately 4,000' of gross pay interval from ~6,000' to 10,000'**

- **Comprised of 4 main traditional pay zones**

TARGET COMPLETION ZONES		
	"SPRABERRY" WELL	"WOLFBERRY" WELL
UPPER SPRABERRY	YES	YES
LOWER SPRABERRY	YES	YES
DEAN	YES	YES
WOLFCAMP	YES	YES
DEEP WOLFCAMP	NO	YES

- **Additional pay from non-traditional organic rich shale/silt zones**



- Limestone Pay
- Sandstone Pay
- Non-Organic Shale Non-Pay
- Organic Rich Shale Pay





WOLFBERRY PRODUCTION TREND
2007-CURRENT (Selected Operators)

Operators: COBRA OIL & GAS CORPORATION, CROWNQUEST OPERATING, LLC, ELEMENT PETROLEUM OPERATING, LLC; States: TX; Districts: 08, 08A; Reservoirs: SPRABERRY, TR. AREA 7400-8860, TREND AREA; Counties: HOWARD (TX), MARTIN (TX); Status Types: ACTIVE; (Monthly Production)

— Liquid (bbls)	— Gas (MCF)	— Wells	— Water (bbls)

Liquid (bbls):	Current Cum: 1,653,044	Total: 1,653,044	
Gas (MCF):	Current Cum: 3,089,311	Total: 3,089,311	
Water (bbls):	Current Cum: 303,487	Total: 303,487	

WOLFBERRY FAST FACTS

The Wolfberry play covers over 11000 square miles

It is the largest producing US oilfield in the lower 48 states averaging 153,000 BOPD in 2009

Over 13,000 wells have been drilled to the Spraberry & Wolfcamp

The first successful frac completion of a “Wolfberry” well occurred in January 2003.

Since then, better frac technology has more than double estimated EURs.



TERRY
LYNN
GARZA
GAINES
DAWSON
BORDEN
SCURRY
ANDREWS
MARTIN
HOWARD
MITCHELL
ECTOR
MIDLAND
GLASSCOCK
STERLING
CRANE
UPTON
REAGAN
IRION
CROCKETT



BLACKSANDS
PETROLEUM INC

Why is the Permian the hottest play in the US?

- **Conventional Resource Play:** Lower risk, rate of return and multiple well developments.

- **Vertical Wells:** Reduce mechanical risk and lower, quantifiable drill cost.

- **Multiple Comingled Object:** Increased (i) IP rate, (ii) EUR and (iii) ROI.

- **Hydrocarbons Present:** Located in existing Oil and Gas Fields (Midland Basin).

- **Infrastructure:** Oil and Gas operations currently exist.

- **Long production life:** Average 10-20 year well production life.

- **Downsizing proration units:** Current spacing is 40Ac. Drainage less than 20Ac.

- **PUDS:** **Each successful well establishes 4 PUD locations.**

- **Fracture Stimulation:** Highly effective, low cost at 50K-70K per frac.



Active Companies in Wolfberry

- Pioneer Nat. Resources
- El Paso
- Concho Oil and Gas
- Element
- Cobra Oil and Gas

- Chesapeake
- Linn Energy
- Mariner
- Apache
- SM Energy



APCLARK FIELD CONVENTIONAL RESOURCE PROJECT



Apclark Field Facts

- Blacksands has a 18.75%-70% Gross Working Interest in approx. 8,300 acres.

- Located 5 miles east of Jo Mill Spraberry Field which has produced 125 MMBOE.

- Discovery well drilled in 1950 and additional wells drilled in the 70's and 80's.

- Field has produced over 345MBO from 15 wells (per well production 11MBO-51MBO) prior to improved frac technology.



BLACKSANDS
PETROLEUM INC

Apclark Resource Play Economics

Anticipated Results (one well)

Oil Rate: 80BOD   Oil Price: $75 (5% Esc. Max $90)
Gas Rate: 90MCFD   Gas Price: $4.5 (5% Esc. Max $7)
Decline Rate: 30% (1st year)

Drill/Complete Cost (Vertical Well To 9200'): $1.9MM ($1.2 MM to 6700')
Operating Costs: $4K/Month (Max $6K/M)

Payout: 17 Months



SM Energy
9,450' TVD

SM ENERGY

CHESAPEAKE

APACHE

AMI

CHESAPEAKE

APACHE

EVERETT #3

EVERETT 1H

JACKSON 1

BLACKSANDS PETROLEUM INC

Blacksands Petroleum

Project: West Texas

Project Location: Borden County, Texas

Land Map

Apclark Field Lower Spraberry (Jo Mill) Production (MBO)

EVERETT #3

Blacksands Petroleum

Project: West Texas

Project Location: Borden County, Texas

Apclark Field--Cumulative Production Lower Spraberry (Jo Mill)



250 MM Market Cap?

- We have approximately 100 drillable locations on 40 acre spacing.

- Three (3) producing Spraberry wells drilled since 2008 within currently held leasehold.

- EUR from Spraberry is expected to be 40 MBO per location or 4 MM BO.

- What will be the EUR of the additional horizons below the Spraberry, such as the Mississippian producing in nearby analog Mesquite Creek field, current per well production of 30 MBO-70 MBO.



Blacksands Facts

- Overhead covered by current production.
- BSPE has minimal debt.
- Apclark Spraberry field has approximately 100 locations on BSPE net leasehold.
- 8 Properties (4 Producing).
- Executing exploration strategies now (no waiting).
- Blacksands is moving toward making application to a nationally recognized exchange.